Date:	May 17, 2012

Ms. Jennifer Thompson

Securities and Exchange Commission
Division of Corporate Finance
Tel: 202-551-3737

Re:	Thrive World Wide, Inc.

Form 10-K for Fiscal Year Ended September 30, 2011 filed January 25, 2012

Form 10-Q for fiscal Quarter Ended December 31, 2011 Filed March 30, 2012

File No. 333-127597

The purpose of this letter is to provide the Company’s responses to the April 25, 2012 Comment Letter (the “Comment Letter”) to Mr. Dugan, Chief Executive Officer of Thrive World Wide, Inc. (the “Company”). For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s response.

Form 10-Q for Fiscal Period Ended December 31, 2011

Item 4(t). Controls and Procedures, page 15

COMMENT	We note that you have disclosed management’s assessment of the effectiveness of your disclosure controls and procedures as of September 30, 2011. Please amend your filing to provide management’s assessment of the effectiveness of your disclosure controls and procedures as of the end of the period covered by your quarterly report on Form 10-Q, which is December 31, 2011. Please refer to Item 307 of Regulation S-K.

Response:	We have amended our Form 10-Q for the three months ended December 31, 2011 to provide management's assessment of our disclosure controls as of December 31, 2011.

COMMENT	We note that you have voluntarily provided Management’s Evaluation (Report) on Internal Control Over Financial Reporting within this Form 10-Q. We also note your disclosure that your management conducted an evaluation of the effectiveness of your internal control over financial reporting as of September 30, 2011; however, your conclusion on the effectiveness of your internal control over financial reporting is “as of the end of the fiscal quarter covered by this Report on Form 10-Q.” It is unclear to us how management could reach a conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2011 without performing an evaluation of your internal control over financial reporting as of December 31, 2011. If you choose to provide a similar disclosure in future Forms 10-Q, please revise to address this matter. Refer to Item 308T(a) of Regulation S-K.

Response:	We have amended our Form 10-Q for the three months ended December 31, 2011 to remediate the confusion in the original filing.

U.S. Securities and Exchange Commission

Ms. Jennifer Thompson

May 17, 2012

COMMENT	We note your disclosure that there was no change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting, “other than what has been reported above.” Please revise your disclosure either to clearly state that there were no such changes or to state that there were such changes and clearly identify those changes. Please refer to Item 308T(b) of Regulation S-K.

Response:	We have amended our Form 10-Q for the three months ended December 31, 2011 to clearly state that there have been no changes in our internal control over financial reporting for the quarter covered by the report.

Furthermore, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by

Please find enclosed our responses to your comments. Please feel free to contact Bruce Dugan at (855) 899-2929 , or bdugan@intechcreative.com if you have any questions or require further information. We have filed our amended 10-Q as of today. We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have. We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Cordially,

By:	/s/ Bruce Dugan
Bruce Dugan, Director and Chief Executive Officer (Principal Executive Officer)